FOR IMMEDIATE RELEASE
TSX-V Symbol:    BMM.U
OTCBB Symbol:          BMMUF

BLACK MOUNTAIN ANNOUNCES CONSOLIDATION
OF COMMON SHARES AND NAME CHANGE

VANCOUVER, British Columbia, November 19, 2007 -- Black Mountain Capital Corporation (the "Company" or "Black Mountain") is pleased to announce that the TSX Venture Exchange (the "TSX-V") has approved the consolidation (the "Consolidation") of all of the issued and outstanding common shares (the "Shares") of the Company at a ratio of five currently issued and outstanding Shares for one new Share, so that the 17,333,514 Shares without par value currently issued and outstanding will be consolidated into approximately 3,466,702 Shares without par value.  Any fractional Share(s) resulting from the Consolidation will be rounded down to the nearest whole number.

The effective date (the "Effective Date") of the Consolidation is November 20, 2007.  In conjunction with the Consolidation, the Company will change its name (the "Name Change") to "Grand Peak Capital Corp."  Shareholder approval for the Consolidation and Name Change was received at the Company's annual and special meeting held on July 16, 2007.

It is intended that letters of transmittal describing the process by which shareholders of the Company may obtain new share certificates representing their consolidated Shares will be mailed to registered shareholders of the Company on or about the Effective Date.  The new trading symbol for the Shares following the Effective Date will be "GPK.U" on the TSX-V and "GPKUF" on the OTCBB.

The board of directors of the Company believes that the Consolidation is in the best interests of the Company as the reduced number of post-Consolidation Shares will be more appropriate give the Corporation's current capitalization.  It is anticipated that the proposed Consolidation will provide the Corporation greater flexibility with respect to future financings.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Black Mountain with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Black Mountain does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF ACCURACY OF THIS RELEASE.